Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

June 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

James Lopez, Esq.
Adam F. Turk, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 6, 2013
File No. 333-188547

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated June 12, 2013 (the "Comment Letter") relating to the Amendment No. 1 to Registration Statement on Form S-1 filed on June 6, 2013 (the "Registration Statement") by Tonix Pharmaceuticals Holding Corp. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

As discussed below, we are filing herewith Amendment No. 1 to the Company's Registration Statement, which has changes in response to the Comment Letter as well as to update certain other disclosures in the Registration Statement.

General

1.	We note that you filed your June 6, 2012 amendment under the file number 333-186223. Using the form type AW, please withdraw the amendment and refile, along with all related correspondence, under the proper file number 333-188547. Also, please ensure that you file all future amendments under the proper file number.

Response:

The amendment no. 1 was inadvertently coded with the wrong file number of 333-186223. We have filed an amendment withdrawal on Form AW. As a result, we are herewith filing Amendment No. 1 to the Company’s Registration Statement using the proper file number of 333-188547, which includes the prior amendment and additional changes made. In addition, we have refiled the prior response letter with the correct file number. We hereby confirm that we will file all future amendments under the correct file number.

Securities and Exchange Commission

June 20, 2013

2.	We note your response to comment 1 in our letter dated May 31, 2013. We also note that you continue to omit information from your cover page and throughout your prospectus regarding the exercisability period of your warrants. It is unclear how the exercisability period is a term of the security dependent upon the offering date under Rule 430A. Please advise or provide this information in your next amendment.

Response:

We have updated the disclosures in the prospectus regarding the exercisability period of the warrants in the offering, and all information which is not covered by Securities Act Rule 430A is now included in the prospectus.

Underwriting, page 89

3.	We have reviewed your response to comment 4 in our letter dated May 31, 2013. Please note that we will consider your response once the form of your underwriting agreement is filed. We may have additional comments at that time.

Response:

We have filed the form of underwriting agreement with this amendment. We believe that the underwriting agreement will support our belief that no additional disclosure is required in response to comment 4 in the staff’s comment letter dated May 31, 2013.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ SETH LEDERMAN
Seth Lederman
Chief Executive Officer

Cc:	Marc J. Ross, Esq.
James M. Turner, Esq.